SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Isle of Capri Casinos, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

147575104
(CUSIP Number)

Robert L. Newmark

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, MO 63102

(314) 259-2000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

06/27/2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__]

(Continued on following pages)

CUSIP No. 147575104                                 Schedule 13D                                                Page 1 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JEFFREY D. GOLDSTEIN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,912 shares
	8	SHARED VOTING POWER 12,810,834 shares
	9	SOLE DISPOSITIVE POWER 831,912 shares
	10	SHARED DISPOSITIVE POWER 12,810,834 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,642,746 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 2 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) RICHARD A. GOLDSTEIN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,292 shares
	8	SHARED VOTING POWER 12,810,834 shares
	9	SOLE DISPOSITIVE POWER 684,292 shares
	10	SHARED DISPOSITIVE POWER 12,810,834 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,495,126 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 3 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ROBERT S. GOLDSTEIN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 809,299 shares
	8	SHARED VOTING POWER 13,350,834 shares
	9	SOLE DISPOSITIVE POWER 809,299 shares
	10	SHARED DISPOSITIVE POWER 13,350,834 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,160,133 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 4 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) GOLDSTEIN GROUP, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION IOWA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,898,243 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,898,243 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,243 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 147575104                                 Schedule 13D                                                Page 5 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) B.I.J.R.R. ISLE, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,273,115 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,273,115 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,273,115 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 147575104                                 Schedule 13D                                                Page 6 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) B.I. ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,502,625 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,502,625 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,502,625 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                                Page 7 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ROB ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,400,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                                Page 8 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) RICH ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,400,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                                Page 9 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JEFF ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,400,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                              Page 10 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) I.G. ISLE PARTNERSHIP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 570,490 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 570,490 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,490 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 147575104                                 Schedule 13D                                              Page 11 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ROBERT S. GOLDSTEIN 2008 IRREVOCABLE TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 540,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 540,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,000 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 147575104                                 Schedule 13D                                              Page 12 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JOSHUA MILLAN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,649 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 12,649 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,649 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                              Page 13 of 18

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) NATHAN MILLAN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 12,500 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 147575104                                 Schedule 13D                                              Page 14 of 18

EXPLANATORY NOTE:  This Amendment No. 7 is being made to reflect that the persons filing this Schedule 13D (the “Filing Persons”) and  Isle of Capri Casinos, Inc., a Delaware corporation (the “Issuer”),  have entered into an Agreement, dated as of June 28, 2010 (the “Governance Agreement”) with respect to certain amendments to the Issuer’s certificate of incorporation and bylaws and other corporate governance matters in connection with facilitating a proposed public offering of the common stock, par value $.01 per share (the “Common Stock”) of the Issuer.  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended to add the following:

As previously disclosed, the Filing Persons have entered into an Agreement, dated as of April 30, 2010,  and a Letter Agreement, dated as of May 14, 2010 (collectively, the “Goldstein Family Agreement”),  related to their ownership of the Common Stock of the Issuer.  The Goldstein Family Agreement includes, among other things, an agreement by the parties to coordinate their efforts with each other with respect to their ownership of securities of the Issuer and ensure the interests of the Filing Persons and other family trusts or entities (the “Goldstein Family Group”) are appropriately considered by the Board of Directors of the Issuer. By virtue of the Goldstein Family Agreement, the Filing Persons may be deemed to have formed a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

As the date hereof, the Goldstein Family Group beneficially owns in the aggregate approximately 50.1% of the issued and outstanding shares of Common Stock.  On April 30, 2010, the  Goldstein Family Group requested that the Issuer give appropriate consideration to the effect of possible future issuances of Common Stock on the interests of the Goldstein Family Group.  The Issuer directed a special committee of the Board of Directors composed entirely of independent, non-interested directors (the “Special Committee”), to consider the effects of a contemplated public offering of the Common Stock which would dilute the interests of the Goldstein Family Group below a majority of the issued and outstanding shares of Common Stock (the “Proposed Offering”).

The Goldstein Family Group and the Special Committee engaged in various discussions directed at   facilitating the Proposed Offering while giving  due consideration of the  majority ownership position of the Goldstein Family Group.  On June 27, 2010, the  Goldstein Family Group and the Issuer entered into an Agreement, dated as of June 27, 2010 (the “Governance Agreement”), pursuant to which the Goldstein Family Group has agreed to approve certain amendments to the Issuer’s certificate of incorporation which will (i) increase the authorized number of shares of Common Stock from 45,000,000 shares to 60,000,000 shares, (ii) provide that, until the Supermajority Expiration Time (as defined below), the Issuer may not, without the affirmative vote of the holders of at least 66⅔% of the Issuer’s  voting power, voting as a single class, authorize, adopt or approve certain extraordinary corporate transactions; and (iii) provide for the classification of the Issuer’s board of directors and three-year terms of service for each class of directors.  In addition to the foregoing, the members of the Goldstein Family Group agreed to take all actions reasonably requested by the Issuer to support the Issuer’s efforts to raise capital. The Issuer also agreed to approve and adopt all necessary amendments to the Issuer’s bylaws to be consistent with the terms of the Governance Agreement and the amendments to the certificate of incorporation. Under the Governance Agreement, “Supermajority Expiration Time” means the first to occur of (i) (A) the Goldstein Family Group and/or (B) GFIL Holdings, LLC, a Delaware limited liability company formed by the Goldstein Family Group (“GFIL”) ceasing to hold Common Stock representing at least 22.5% of the outstanding Common Stock, not including any shares of Class B common stock or shares of common stock issued upon conversion of any preferred stock, and (ii) the tenth anniversary of the effective date of the amendments to the Issuer’s certificate of incorporation.

CUSIP No. 147575104                                 Schedule 13D                                              Page 15 of 18

Under the Governance Agreement, the Issuer agreed that until the Nomination Expiration Date (as defined below), it will take all action reasonably necessary for the board of directors to nominate and recommend for election by the stockholders each of Robert S. Goldstein, Jeffrey D. Goldstein and Richard A. Goldstein (collectively, the “Goldstein Directors”) (or, in the event that any of them dies or becomes legally incapacitated, another descendant of Bernard Goldstein (including a person legally adopted before the age of five), who is suitable to serve as the Issuer’s director pursuant to applicable Nasdaq requirements and other applicable law and designated by the remaining Goldstein Directors, who then are competent; provided, however, if the Issuer’s board of directors reasonably objects to such designee, another descendant reasonably acceptable to the Issuer’s board of directors may so be designated by the remaining qualified Goldstein Directors), at any annual meeting at which their respective directorship terms are scheduled to expire.  “Nomination Expiration Date” means the earlier to occur of (1) the tenth anniversary of the date of the Governance Agreement and (2) such time as the sum of (i) and (ii) below do not equal in the aggregate at least 22.5% of the then outstanding shares of Common Stock, not including any shares of Class B common stock or shares of common stock issued upon conversion of any preferred stock:  (i) the total number of Physical Shares of Common Stock directly owned by members of the Goldstein Family Group in the aggregate; and (ii) the total number of Physical Shares of Common Stock owned by GFIL multiplied by a fraction, the numerator of which is equal to the total number of Physical Shares of the membership interests of GFIL directly owned by members of the Goldstein Family Group and the denominator of which is equal to the then total outstanding membership interests of GFIL. “Physical Shares” means shares, units or interests of a corporation or other entity (such as a limited liability company, limited partnership or trust) beneficially owned by any person as to which such person directly or indirectly has voting and investment power and which are held either of record by such person or through a broker, dealer, agent, custodian or other nominee who is the holder of record of such shares.

Notwithstanding the foregoing, if an underwriting agreement with respect to a firm commitment underwritten offering of shares of the Common Stock is not executed on or prior to July 23, 2010 (or such later date as may be mutually agreed to by the Issuer and the Goldstein Family Group), the Issuer will not proceed with the amendments to its certificate of incorporation or bylaws and will take all steps necessary to effect such abandonment and the Goldstein Family Group will take all steps reasonably requested by the Issuer to effect such abandonment.

The foregoing summary of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Governance Agreement, which is filed as Exhibit 99.1 hereto and  incorporated by reference herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

            On June 27, 2010 the Goldstein Family Group entered into the Governance Agreement with the Issuer, the terms of which are described in Item 4 hereof and incorporated by reference herein.

CUSIP No. 147575104                                 Schedule 13D                                              Page 16 of 18

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following:

Exhibit	Description
99.1

Agreement dated as of June 27, 2010, by and among Isle of Capri Casinos, Inc., and Mr. Jeffrey D. Goldstein, Mr. Robert S. Goldstein, Mr. Richard A. Goldstein, Goldstein Group, Inc., B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P., I.G. Isle Partnership, L.P., The Robert S. Goldstein 2008 Irrevocable Trust,  Nathan Millan and Joshua Millian, filed as Exhibit 10.1 to the Current Report on Form 8-K dated June 25, 2010, filed by Isle of Capri Casinos, Inc. and incorporated herein by this reference.

CUSIP No. 147575104                                 Schedule 13D                                              Page 17 of 18

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2010

/s/ Jeffrey D. Goldstein*
Jeffrey D. Goldstein

/s/ Richard A. Goldstein*
Richard A. Goldstein

/s/ Robert S. Goldstein*
Robert S. Goldstein

GOLDSTEIN GROUP, INC.
By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

B.I.J.R.R. ISLE, INC.
By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

B.I. ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

ROB ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

RICH ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

CUSIP No. 147575104                                 Schedule 13D                                              Page 18 of 18

JEFF ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

I.G. ISLE PARTNERSHIP, L.P.
By: B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER
By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

ROBERT S. GOLDSTEIN 2008 IRREVOCABLE TRUST
By:	/s/ Marc D. Goldstein*
Name: Marc D. Goldstein
Title: Trustee

/s/ Joshua Millan*
Joshua Millan

/s/ Nathan Millan*
Nathan Millan

*By:	/s/ Robert S. Goldstein
Robert S. Goldstein
Attorney-in-Fact